

July 22, 2014

Via E-mail
Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

     Re: **Unisys Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 24, 2014
               File No. 001-08729

Dear Ms. Haugen:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data (Incorporated by reference from the Unisys 2013 Annual Report to Stockholders, Exhibit 13)

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue recognition, page 21

1.   We note your disclosure on pages 7 and 8 regarding system development activity and customer prepayments. Please tell us whether the customer prepayments relate to only system development services or if there are other services being provided. Please tell us whether these services have standalone value and tell us how you determined that the

customer prepayments should be recognized over the initial contract term. Please refer to the authoritative guidance you relied upon when determining your accounting.

Note 4. Goodwill, page 25

2.   We note your disclosure that you performed your annual impairment test in the fourth quarter and that goodwill was not impaired. If you performed a Step 2 quantitative goodwill analysis, please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. To the extent that a reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please disclose in future filings, the percentage by which the fair value exceeded the carrying value as of the date of the most recent test. If you did not perform a Step 2 quantitative analysis, please tell us how you considered ASC 350-20-35-8A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief